Via Facsimile and U.S. Mail
Mail Stop 4720

September 1, 2009

David Teitel
Chief Financial Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453

Re: Inverness Medical Innovations, Inc.
    Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008
    Definitive Proxy Statement filed 4/30/2009
    File Number: 001-16789

Dear Mr. Teitel:

       We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 10, 2009

Critical Accounting Policies
Use of Estimates for Sales Returns and Other Allowances and Allowance for Doubtful Accounts, page 58

1.   You disclose that you establish allowances for potential future product returns and claims resulting from your sales incentive arrangements against product revenue recognized in any reporting period. This would seem to indicate that sales incentives are an accounting estimate. In a letter dated August 3, 2007, in which

you respond to previously issued verbal comments dated on August 2, 2007, you state that the amount of your allowances related to your sales incentive arrangements are known and quantifiable at the time of sale and that you charge these deductions directly to your income statement at the time of the sales transaction rather than accrue for these allowances. This would appear to indicate that these amounts do not represent an accounting estimate. Please explain to us this apparent contradiction and revise your disclosure herein, as necessary, and to explain the reason you discuss sales incentive arrangements herein. Further, please revise to explain the reason that the provision amounts that you disclose in the second paragraph herein do not agree to the provision amounts in the table in Note 22 to your financial statements on F-70.

Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(l) Revenue Recognition, page F-13

2.   Please tell us why you believe your revenue recognition policy with respect to service revenue is in accordance with Staff Accounting Bulletin 104. Specifically address how your service revenue, which is at risk if customers do not achieve certain financial cost savings over a period of time, is fixed and determinable.

(4) Business Combinations, page F-18

3.   You have a wide range for the life of your customer relationships for businesses acquired. Where a range is provided, please present a weighted average number of years. Also, please tell us why you believe your customer relationships will last for a period of up to 26 years. Provide attrition rates where applicable. For your acquisition of Biosite, Inc. with the allocation of a $348 million customer relationship intangible asset, please provide us an analysis of the number of years in which your customer relationship is amortized and the basis for that period.

(13) Investment in Unconcolidated Entities and Marketable Securities
(a) Equity Method Investments
(i) Joint Venture with P&G, page F-52

4.   Please provide us your analysis under FIN 46R determining why you no longer consolidate the consumer diagnostics joint venture.

(23) Restructuring Activities, page F-70

5.   Please reconcile the $36.4 million charges for 2008 in the table on page F-70 to the detail provided in "(a) 2008 Restructuring Plans" and to the "Additions to the

reserve" column within the table in "(e) Restructuring Reserves." Please revise to explain any differences.

Definitive Proxy Statement filed April 30, 2009

Compensation Discussion and Analysis
Executive Compensation Process
Elements of Compensation, page 23

6.   On pages 23 through 25 you disclose that your Compensation Committee recommended salary increases and grants of stock options for each of Mr. Zwanziger, Dr. Scott, Dr. McAleer and Dr. Geraty. You state that among other things, your Compensation Committee considers various factors and the 2008 Radford Report in establishing these increases in base salaries and grants of stock options for the above named executive officers. Please provide us with the following:

- Revised disclosure which provides a separate discussion for each named executive officer listed above which describes how and why the compensation committee arrived at the specific increase in base salary; and
- Revised disclosure which provides a separate discussion for each named executive officer listed above which describes how and why the compensation committee decided to grant the specific number of shares of common stock which underlie each of the stock option grants.

In each separate discussion, please disclose all factors considered in the respective named executive officer's base salary/stock option grant. In addition, disclose how your Compensation Committee used the 2008 Radford Report and each factor in its decision. For example, it appears that one of the factors is the individual's performance and contribution to your achievement of company goals and objectives. If that factor was considered in the compensation decision, please describe the specific performance and contribution by the individual and disclose the specific company goal or objective that was achieved. To the extent that such individual performance or company goal is quantified, the disclosure should also be quantified.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on the Definitive Proxy Statement comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant